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                           May 28, 2020

       Sean Pettey
       Associate General Counsel
       Venator Materials PLC
       10001 Woodloch Forest Drive, Ste 600
       The Woodlands, TX 77380

                                                        Re: Venator Materials
PLC
                                                            Registration
Statement on Form S-3
                                                            Filed May 26, 2020
                                                            File No. 333-238699

       Dear Mr. Pettey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at (202) 551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Sarah Morgan